Mail Stop 3561

October 17, 2008

William E. Brown, Chairman and Chief Executive Officer
Central Garden & Pet Company
1340 Treat Boulevard, Suite 600
Walnut Creek, CA 64597

> **Re: Central Garden & Pet Company**
> **Form 10-K**
> **Filed November 28, 2007**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 31, 2007**
> **Form 10-Q**
> **Filed September 9, 2008**
> **File No. 001-33268**

Dear Mr. Brown:

    We have reviewed your letter dated September 25, 2008 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for Fiscal Year Ended September 29, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Critical Accounting Policies, Estimates and Judgments, page 36

Goodwill, page 36

1. We reviewed your response to comments six through eight in our letter dated August 25, 2008 and the proposed revision to your disclosure. Please note that you should also present an analysis of the uncertainties involved in measuring and recognizing an impairment of goodwill in your discussion of critical accounting policies. This analysis should include, to the extent material, a discussion of how accurate your estimates and assumptions have been in the past, how much your estimates and assumptions have changed in the past and whether they are reasonably likely to change in the future. In addition, since you measure the fair value of your reporting units using present value techniques and changes in

estimates of future cash flows, the discount rate and other key assumptions have a material effect on the fair value of your reporting units, you should provide an analysis of their sensitivity to change based on other outcomes that are reasonably likely to occur and would have a material impact. This analysis should include quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information to investors. For example, since reasonably likely changes to estimates of future cash flows have a material impact on measurement of an impairment loss, the impact that could result given the range of reasonably likely outcomes should be disclosed and quantified. Similar disclosures should be presented with respect to other critical accounting estimates. Please refer to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350, issued December 19, 2003 and available on our website at www.sec.gov.

2. We also reviewed your disclosures regarding the goodwill impairment charge in subsequent filings on Form 10-Q, particularly those in recent developments on page 18 of Form 10-Q for the fiscal quarter ended June 28, 2008. You disclose that the non-cash impairment charge was not reflective of past results or your long-range forecast which continues to project growth and margin improvement and that you placed greater emphasis on current stock trading values than on your forecasts in performing your impairment assessment according to current accounting convention. Yet, in your response to comments six through eight in our letter dated August 25, 2008, you state that your revised projections demonstrated significant reductions in forecasted cash flows and that you increased the discount rate to reflect the increased risk associated with your future operations and credit profile. Please explain to us why your disclosure is inconsistent with your response to our comments. Also, since you are able to reasonably reconcile the aggregate fair value of your reporting units using present value techniques to your total market capitalization, tells us the rationale for your disclosure regarding the current accounting convention to place greater emphasis on current trading values.

Consolidated Financial Statements

Note 15. Business Segment Data, page 64

3. We reviewed your response to comment one in our letter dated August 25, 2008. Please disclose the dollar amount of revenues from external customers for each class of similar products for each year presented rather than the percentage of revenues for each class of similar products which represented more than 10% of consolidated revenue. Refer to paragraph 37 of SFAS 131.

Definitive Proxy Statement on Schedule 14A Filed December 31, 2007

Compensation Discussion and Analysis, page 8

Process, page 8

4. We reviewed your responses to comments 14 and 18 in our letter dated
    August 25, 2008. In your response to comment 14 you state that "[w]hen
    evaluating corporate performance, the Committee considers metrics such as
    revenue, earnings per share, return on equity, return on investment and return on
    net assets." In your response to comment 18 you restate the following language
    from page 10 of your proxy: "In determining the bonuses for fiscal 2006, the
    Committee considered … specific elements of the Company's financial
    performance in fiscal 2006, including the increase in revenue, earnings per share,
    return on equity, return on investment and return on net assets compared to 2005."
    We note your response that the "Committee does not use formulas when setting
    actual bonuses, but rather considers various factors based on its detailed
    knowledge of the Company." Please tell us specifically how the Committee
    evaluates and considers these metrics and the "various factors [considered by the
    Committee] based on its detailed knowledge of the Company." For example,
    please tell us:

    - if the Committee considered all of these metrics when it determined 2006 cash
      bonus amounts,

    - if the Committee considered additional metrics when it determined 2006 cash
      bonus amounts,

    - if the Committee considered the attainment of certain targets for one or more
      of these metrics,

    - if the Committee considered only the Company's growth in these metrics or if
      they also considered trends in these metrics within your industry,

    - how you calculate return on investment,

    - how you calculate return on net assets, and

    - if the Committee considered or evaluated any other factors to determine cash
      bonus amounts.

With respect to the fourth bullet, you disclose at the bottom of page 10 of the Proxy that "the Company does not have a policy regarding the recovery or adjustment of awards based on Company performance if the relevant financial measures are restated." This disclosure suggests that the Committee may have considered specific targets for these financial metrics.

Potential Payments Upon Termination, page 20

5. We reviewed your response to comment 20 in our letter dated August 25, 2008. Please provide us with your intended disclosure for future filings based on information disclosed in the above-referenced documents.

* * * * *

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or William Thompson, Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513, Mara Ransom, Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Brett E. Cooper
Orrick, Herrington & Sutcliffe LLP
(415) 773-5759